AFC

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)

ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 0107536001630

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated May 18, 2009 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: ________ Annual Report Date: as of ____________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	______
Title: Audited Financial Information for Years Ended __________ and ______ Date: as of ____________ and ______ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Unaudited Financial Information for Years Ended ________ __, 200__ and 200__ Date: as of ________ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Interim Financial Information for Nine Months Ended March 31, 2009 and Review Report of Certified Public Accountant Date: as May 18, 2009 Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________, Date: __________ __, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other:	
Title: Date: ___________ __ , 200__ Entity requiring item:	________

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-8744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS

ENDED MARCH 31, 2009

The results for the third quarter of the fiscal year 2008/2009, ending on March 31, 2009 shows a net loss of 4.66 million Baht or 0.10 Baht per share, while the corresponding results of the previous year showed a net loss of 21.93 million Baht, or 0.48 Baht per share, a decrease of 17.26 million Baht or 78.74% due to the following reasons..

1. Net sales decreases from 397.87 million Baht last year to 250.42 million Baht this year, a decrease of 147.46 million Baht or 37.06% due to rapidly decreasing product price which was heavily related to the sharp drop in world oil price. Customers also delayed purchases to avoid their loss during a declining price trend. However, the drop in raw material cost helped to bring in a gross profit of 4.17 million Baht, or 1.67%, as opposed to a gross loss of 10.66 million Baht or 2.68% last year, an increase in gross profit of 14.83 million Baht or 139.14%.
2. Selling and administration expense decreases from 19.74 million Baht last year to 12.59 million Baht this year, an decrease of 7.15 million Baht or 36.21% due to the decreased expense for exports.

Moreover, other income decreases from 8.91 million Baht last year to 3.76 million Baht this year, a decrease of 5.15 million Baht or 57.79%. Interest expense increases from 0.43 million Baht last year to only 145.19 Baht this quarter, a decrease of 0.43 million Baht or 99.97% due to no usage of any credit facilities during this period.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

....

(Mr.Chen Namchaisiri)

Director

AFC บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-8744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS
ENDED MARCH 31, 2009

The results for the third quarter of the fiscal year 2008/2009, ending on March 31, 2009 shows a net loss of 4.66 million Baht or 0.10 Baht per share, while the corresponding results of the previous year showed a net loss of 21.93 million Baht, or 0.48 Baht per share, a decrease of 17.26 million Baht or 78.74% due to the following reasons..

1. Net sales decreases from 397.87 million Baht last year to 250.42 million Baht this year, a decrease of 147.46 million Baht or 37.06% due to rapidly decreasing product price which was heavily related to the sharp drop in world oil price. Customers also delayed purchases to avoid their loss during a declining price trend. However, the drop in raw material cost helped to bring in a gross profit of 4.17 million Baht, or 1.67%, as opposed to a gross loss of 10.66 million Baht or 2.68% last year, an increase in gross profit of 14.83 million Baht or 139.14%.
2. Selling and administration expense decreases from 19.74 million Baht last year to 12.59 million Baht this year, an decrease of 7.15 million Baht or 36.21% due to the decreased expense for exports.

Moreover, other income decreases from 8.91 million Baht last year to 3.76 million Baht this year, a decrease of 5.15 million Baht or 57.79%. Interest expense increases from 0.43 million Baht last year to only 145.19 Baht this quarter, a decrease of 0.43 million Baht or 99.97% due to no usage of any credit facilities during this period.

AFC ASIA FIBER PUBLIC COMPANY LIMITED

....

(Mr.Chen Namchaisiri)

Director

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

Reports on Summarizing Operating Results for a Listed Company (F45-1)

ASIA FIBER PUBLIC CO., LTD.

	Review Ending March 31, 2009 (In Thousands)			
	Quarter 3		For 9 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(4,661)	(21,926)	(7,512)	(47,874)
EPS (baht)	(0.10)	(0.48)	(0.16)	(1.05)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC ASIA FIBER PUBLIC COMPANY LIMITED

(Mrs. Jintana Thanatavee)

Director

บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

Reports on Summarizing Operating Results for a Listed Company (F45-1)
ASIA FIBER PUBLIC CO., LTD.

Review
Ending March 31, 2009
(In Thousands)

	Quarter 3		For 9 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(4,661)	(21,926)	(7,512)	(47,874)
EPS (baht)	(0.10)	(0.48)	(0.16)	(1.05)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Mrs. Jintana Thanatavee)
Director

C&A Accounting Firm
2210/51 Narativatrachanakarin 39 Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com

Auditor's Report on Review of Interim Financial Statements

To the shareholders and the board of directors of

Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at March 31, 2009, and the statements of income, for the three-month period and nine-month period ended March 31, 2009, the statements of changes in shareholders' equity and cash flows for the nine-month period ended March 31, 2009. These financial statements are the responsibility of the company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standards applicable to review engagement. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. According, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The balance sheets as at June 30, 2008 as presented herein for comparative purposes, formed an integral part of the financial statements, were audited by other auditor whose report dated August 20, 2008 expressed an unqualified opinion. I have not performed and other audit procedures subsequent to such report date.

The statements of income for the three-month period and nine-month period ended March 31, 2008, changes in shareholders' equity and cash flows of Asia Fiber Public Company Limited for the nine-month period ended March 31, 2008, as presented for comparative purposes, formed an integral part of the interim financial statements, were reviewed by other auditor whose report date May 6, 2008. He reported that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. I have not performed and other audit procedures subsequent to such report date.

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

C&A Accounting Firm

Chintana Techamontrikul

(Mrs. Chintana Techamontrikul)

Certified Public Accountant (Thailand) No. 5131

Bangkok : May 7, 2009

Asia Fiber Public Company Limited

Balance Sheets

As at March 31, 2009 and June 30, 2008

(Unit : Thousand Baht)

	Note	March 31, 2009	June 30, 2008
		(Unaudited/ but reviewed)	(Audited)
Assets			
Current assets			
Cash and cash equivalents	5	107,262	39,030
Trade accounts and notes receivable-net			
- Related companies	4	55,149	56,345
- Other companies	6	98,247	169,654
Inventories-net	7	242,490	284,714
Other current assets	8	25,100	16,553
Total current assets		**528,248**	**566,296**
Non-current assets			
Investment in common shares of other company (general investment)			
- At cost	9	21,500	500
Property, plant and equipment-net	10, 11	425,474	453,672
Other non-current assets		144	159
Total non-current assets		**447,118**	**454,331**
Total assets		**975,366**	**1,020,627**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance Sheets

As at March 31, 2009 and June 30, 2008

(Unit : Thousand Baht)

	Note	March 31, 2009	June 30, 2008
		(Unaudited/ but reviewed)	(Audited)
Liabilities and shareholders' equity			
Current liabilities			
Bank overdrafts and short-term loans from financial institutions	10, 11	-	8,239
Trade accounts payable		19,832	38,973
Other current liabilities	12	26,036	36,405
Total current liabilities		**45,868**	**83,617**
Total liabilities		**45,868**	**83,617**
Shareholders' equity			
Share capital			
Authorized share capital			
100,000,000 ordinary shares of Baht 10 each		1,000,000	1,000,000
Issued and paid-up share capital			
45,574,266 ordinary shares of Baht 10 each		455,743	455,743
Additional paid-in capital			
Premium on share capital		369,500	369,500
Revaluation surplus on land	10	279,993	279,993
Retained earnings (deficits)			
Appropriated for :			
- Statutory reserve	13	16,247	16,247
- General reserve		1,357	1,357
Unappropriated (deficit)		(193,342)	(185,830)
Total shareholders' equity		**929,498**	**937,010**
Total liabilities and shareholders' equity		**975,366**	**1,020,627**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Income

For each of the three-month periods ended March 31, 2009 and 2008

(Unit : Thousand Baht)

	Note	2009	2008
Sales and services	4	250,415	397,875
Cost of sales and services		(246,243)	(408,536)
Gross profit (loss)		**4,172**	**(10,661)**
Other income	4	3,760	8,909
Profit (loss) before expenses		**7,932**	**(1,752)**
Selling expenses		(6,232)	(10,082)
Administrative expenses		(6,015)	(9,381)
Other expenses		(346)	(280)
Total expenses		**(12,593)**	**(19,743)**
Profit (loss) before finance cost and income tax expenses		**(4,661)**	**(21,495)**
Finance costs		-	(432)
Net earnings (loss) for the period		**(4,661)**	**(21,927)**
Earnings (loss) per share			
Net earnings (loss) for the period		(0.10)	(0.48)
Weighted average number of ordinary shares (unit : Thousand shares)		**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Income

For each of the nine-month periods ended March 31, 2009 and 2008

(Unit : Thousand Baht)

	Note	2009	2008
Sales and services	4	903,747	1,206,180
Cost of sales and services		(889,982)	(1,226,243)
Gross profit (loss)		**13,765**	**(20,063)**
Other income	4	19,750	27,599
Profit (loss) before expenses		**33,515**	**7,536**
Selling expenses		(22,500)	(30,486)
Administrative expenses		(17,415)	(23,358)
Other expenses		(846)	(804)
Total expenses		**(40,761)**	**(54,648)**
Profit (loss) before finance cost and income tax expenses		**(7,246)**	**(47,112)**
Finance costs		(266)	(762)
Net earnings (loss) for the period		**(7,512)**	**(47,874)**
Earnings (loss) per share			
Net earnings (loss) for the period		(0.16)	(1.05)
Weighted average number of ordinary shares (unit : Thousand shares)		**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.

AFC ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Change in Shareholders' Equity

For each of the nine-month periods ended March 31, 2009 and 2008

(Unit : Thousand Baht)

	Issued and paid-up share capital	Premium on share capital	Revaluation surplus on land	Retained earnings			Total
				Appropriated for			
				Statutory reserve	General reserve	Unappropriated (deficit)	
Balance as at July 1, 2008	455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net loss for the period	-	-	-	-	-	(7,512)	(7,512)
Balance as at March 31, 2009	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(193,342)**	**929,498**
Balance as at July 1, 2007	455,743	369,500	247,992	16,247	1,357	(142,498)	948,341
Net loss for the period	-	-	-	-	-	(47,874)	(47,874)
Balance as at March 31, 2008	**455,743**	**369,500**	**247,992**	**16,247**	**1,357**	**(190,372)**	**900,467**

The accompanying notes are an integral part of the financial statements.

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Cash Flow

For each of the nine-month periods ended March 31, 2009 and 2008

(Unit : Thousand Baht)

	2009	2008 (Restated)
Cash flows from operating activities		
Net - earnings before corporate income tax	(7,512)	(47,874)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities		
Depreciation and disposal of spare parts for machinery	28,879	30,782
Gain on disposal of fixed assets	(999)	-
Reversal of allowance for diminution in value of inventories	(2,171)	1,500
Reversal of allowance for slow-moving spare parts for machinery-net	(99)	(60)
Interest Expenses	266	762
Unrealised (gain) loss on exchange	99	93
Income (loss) from operating activities before changes in operating assets and liabilities	18,463	(14,797)
Operating assets (increase) decrease		
Trade accounts and notes receivable	72,570	21,047
Inventories	44,395	6,414
Other current assets	(8,413)	(788)
Other non- current assets	15	(62)
Operating liabilities increase (decrease)		
Trade account payables	(19,141)	30,404
Other current liabilities	(10,368)	(6,548)
Cash receipt (paid) from operations	97,521	35,670
Cash paid for interest	(266)	(1,041)
Cash paid for corporate income tax	(133)	(116)
Net cash flows from (used in) operating activities	**97,122**	**34,513**

The accompanying notes are an integral part of the financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Cash Flow

For each of the nine-month periods ended March 31, 2009 and 2008

(Unit : Thousand Baht)

	2009	2008
		(Restated)
Cash flows from investing activities		
Purchases of Investment in common shares of other company	(21,000)	-
Purchases of fixed assets	(582)	(19,684)
Cash proceeds from disposal of fixed assets	999	-
Net cash flows from (used in) investing activities	**(20,583)**	**(19,684)**
Cash flows from financing activity		
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	(8,239)	(9,376)
Net cash flows from financing activities	**(8,239)**	**(9,376)**
Effect from foreign exchange in cash and cash equivalents	**(68)**	-
Net increase (decrease) in cash and cash equivalents	68,232	5,453
Cash and cash equivalents at beginning of period	39,030	76,524
Cash and cash equivalents at end of period	**107,262**	**81,977**

The accompanying notes are an integral part of the financial statements.

Asia Fiber Public Company Limited

Note to Financial Statements

As at March 31, 2009 (Unaudited / reviewed only)

and June 30, 2008 (Audited)

1. General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

2. The basis of interim financial statements and accounting policies

These interim financial statements are prepared in accordance with Thai Generally Accepted Accounting Standard Principles and presented in the set abbreviated format as stipulated under accounting standard no.41 concerning "Interim financial statements" with additional items in the basis financial statements such as the balance sheet, statements of income, the changes in shareholder's equity and the cash flow statements and set out in the maner proscribed under the announcement of the Commercial Registration Department concerning "Compulsory Sub-Entries for Financial Statements" (2008).

The interim financial statements are intended to provide information additional to that Included in the latest auunal financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The company prepares its statutory financial statements in the Thai language in conformity with generally accepted accounting principles in Thailand. The accounting principles used may be different from generally accepted accounting principles in other countries. For the convenience of the readers, the financial statement English version has been prepared by translating the statutory financial statements Thai version in order to meet the requirement of domestic reporting.

3. Significant accounting policies

The interim financial ststements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended June 30, 2008.

AFC ASIA FIBER PUBLIC COMPANY LIMITED

4. Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at March 31, 2009 and June 30, 2008 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship

As at March 31, 2009 and June 30, 2008, trade accounts and notes receivable from related companies consisted of :

(Unit : Thousand Baht)

	June 30, 2008	Increase	Decrease	March 31, 2009
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,893	3,870	3,938	106.825
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	713	2,651	3,364	-
Asia Garment Co., Ltd.	257	3,234	3,491	-
Thai Industries Development Co., Ltd.	-	1,275	1,275	-
Total	127,187	11,030	12,068	126,149
Notes receivable :				
Asia Garment Co., Ltd.	145	-	145	-
Thai Industries Development Co., Ltd.	13	373	386	-
Total	158	373	531	-
Total trade accounts and notes receivable	127,345	11,403	12,599	126,149
Less Allowance for doubtful accounts	(71,000)			(71,000)
Net	**56,345**			**55,149**

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

4. **Related party transactions (Continue)**

The aging analysis of the above trade accounts and notes receivable from related companies as at March 31, 2009 and June 30, 2008 are as follows :

(Unit : Thousand Baht)

	March 31, 2009	June 30, 2008
Trade accounts receivable :		
Current to 3 months	1,104	820
Over 3 months to 6 months	843	79
Over 6 months to 12 months	1,940	270
Over 12 months	122,262	126,018
Total	126,149	127,187
Notes receivable	-	158
Total trade accounts and notes receivable	126,149	127,345
Less Allowance for doubtful accounts	(71,000)	(71,000)
Net	**55,149**	**56,345**

As at March 31, 2009 and June 30, 2008, the company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 124.62 Million and Baht 126.29 Million respectively (the outstanding balances from these companies as at March 31, 2009 and June 30, 2008 totalling Baht 126.15 Million and Baht 126.22 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.50 Million (at market price) and Baht 56.10 Million (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 71 Million as at March 31, 2009 and June 30, 2008. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for each of the three-month and nine-month periods ended March 31, 2009 and 2008 are as follows :

(Unit : Thousand Baht)

		Three-month periods ended March 31,		**Nine-month periods ended March 31,**	
	Price policy	**2009**	**2008**	**2009**	**2008**
Sales	Market price	1,385	1,245	10,309	2,738
Interest income (on delay payment from customers)	Negotiated agreement	722	723	2,165	2,165

AFC

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)

ASIA FIBER PUBLIC COMPANY LIMITED

5. **Cash and cash equivalents**

(Unit : Thousand Baht)

	March 31, 2009	June 30, 2008
Cash	325	367
Cash at banks - saving a/c	105,745	33,859
Cash at banks - current a/c	1,192	4,804
Total	**107,262**	**39,030**

6. **Trade accounts and notes receivable-other companies-net**

The aging analysis of trade accounts and notes receivable-other companies as at March 31, 2009 and June 30, 2008 are as follows :

(Unit : Thousand Baht)

	March 31, 2009	June 30, 2008
Trade accounts receivable :		
Current to 3 months	91,733	149,670
Over 3 months to 6 months	-	-
Over 12 months	417	417
Total	92,150	150,087
Notes receivable	16,710	30,180
Total trade accounts and notes receivable	108,860	180,267
Less Allowance for doubtful accounts	(10,613)	(10,613)
Net	**98,247**	**169,654**

As at March 31, 2009 and June 30, 2008, the allowance for doubtful accounts amounted to Baht 10.61 Million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

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ASIA FIBER PUBLIC COMPANY LIMITED

7. **Inventories-net**

	March 31, 2009	June 30, 2008
	(Unit : Thousand Baht)	
Finished goods	155,511	144,378
Work in process	68,389	97,216
Raw materials	8,709	35,749
Spare parts and factory supplies	12,250	12,978
Inventories in transit	2,281	1,214
Total	247,140	291,535
Less Allowance for decline in value of inventories	(3,200)	(5,371)
Allowance for slow-moving spare parts and factory supplies	(1,450)	(1,450)
Net	**242,490**	**284,714**

8. **Other current assets**

	March 31, 2009	June 30, 2008
	(Unit : Thousand Baht)	
Advance payment for import duties	-	13,088
Advance payment for rawmaterials	19,021	-
Others	6,079	3,465
Total	**25,100**	**16,553**

9. **Investment in common shares of other company (general investment) - at cost**

	March 31, 2009	June 30, 2008
	(Unit : Thousand Baht)	
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,576.4 Million)	500	500
Cryothai Company Limited (Paid-up capital of Baht 140 Million)	21,000	-
Total	**21,500**	**500**

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ASIA FIBER PUBLIC COMPANY LIMITED

10. Property, plant and equipment-net

	(Unit : Thousand Baht)
	March 31, 2009
Net book value as at July 1, 2008	453,672
Acquisitions during period - at cost	582
Disposals during period - net book value at disposal date	-
Depreciation and disposal of spare parts for machinery for period	(28,879)
Reversal of allowance for slow-moving spare parts for machinery-net	99
Net book value as at December 31, 2008	**425,474**

The company appraised its land by following Accounting Standard no. 32 issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at March 31, 2009 and June 30, 2008, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008 and March 23, 2005, respectively). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, respectively, is shown as "Revaluation surplus on land" under "Shareholders' equity" in the balance sheets. The revaluation surplus on land is not available for dividend distribution.

As at March 31, 2009 and June 30, 2008, certain fixed assets with

a) The original costs totalling Baht 2,149.87 Million and Baht 2,099.5 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 219.08 Million and Baht 227.53 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 11.

11. Bank overdrafts and short-term loans from financial institutions

	(Unit : Thousand Baht)	
	March 31, 2009	June 30, 2008
Trust receipt (interest rate at 5.05% p.a.)	-	8,239

As at March 31, 2009 and June 30, 2008, the company has overdraft lines with several local banks totalling Baht 25 Million and Baht 25 Million, respectively. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 10.

Under the terms of trust receipts agreements, certain imported inventories have been released to the company in trust of the financial institutions. The company, therefore, is accountable to the financial institutions for the inventories.

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ASIA FIBER PUBLIC COMPANY LIMITED

12. Other current assets

(Unit : Thousand Baht)

	March 31, 2009	June 30, 2008
Accrued expenses	20,304	27,981
Others	5,732	8,424
Total	**26,036**	**36,405**

13. Statutory reserve

According to the Public Limited Companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.

14. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk. (The details of overdraft and long-term loans are set out in note 11 to the financial statements).

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ASIA FIBER PUBLIC COMPANY LIMITED

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at March 31, 2009 and June 30, 2008 is set out below :

	Financial assets (Million)		Financial liabilities (Million)	
	March 31, 2009	June 30, 2008	March 31, 2009	June 30, 2008
U.S. Dollars	1.02	1.8	0.04	0.24
Pound sterling	0.005	0.02	0.001	-
Euro	-	-	0.02	-

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company and subsidiary companies' financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

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ASIA FIBER PUBLIC COMPANY LIMITED

15. Segmentation of business

(Unit : Thousand Baht)

	For the nine-month periods ended March 31, 2009		
	Local	Export	Total
Sales	422,958	467,338	890,296
Services income	13,451	-	13,451
Total	436,409	467,338	903,747
Cost of sales	(419,242)	(461,138)	(880,380)
Cost of services	(9,602)	-	(9,602)
Total	(428,844)	(461,138)	(889,982)
Gross profit (loss)	7,565	6,200	13,765
Other income			19,750
Selling expenses			(22,500)
Administrative expenses			(17,415)
Other expenses			(846)
Finance costs			(266)
Net loss			**(7,512)**
Property, plant and equipment, net			425,474
Others			549,892
Total assets			**975,366**

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ASIA FIBER PUBLIC COMPANY LIMITED

15. Segmentation of business (Continue)

(Unit : Thousand Baht)

	For the nine-month periods ended March 31, 2008		
	Local	Export	Total
Sales	579,633	616,260	1,195,893
Services income	10,287	-	10,287
Total	589,920	616,260	1,206,180
Cost of sales	(576,738)	(640,939)	(1,217,677)
Cost of services	(8,566)	-	(8,566)
Total	(585,304)	(640,939)	(1,226,243)
Gross profit (loss)	4,616	(24,679)	(20,063)
Other income			27,599
Selling expenses			(30,486)
Administrative expenses			(23,358)
Other expenses			(804)
Finance costs			(762)
Net loss			**(47,874)**
Property, plant and equipment, net			431,716
Others			594,967
Total assets			**1,026,683**

16. Information to be presented on the nature of expenses

(Unit : Thousand Baht)

	Three-month periods ended March 31,		Nine-month periods ended March 31,	
	2009	2008	2009	2008
Changes in inventories of finished goods and work in progress	33,473	34,023	17,693	6,391
Raw materials and consumables used	138,137	291,373	617,538	948,010
Management benefit expenses	2,343	2,474	6,552	6,784
Employee benefit expenses	35,078	39,129	116,022	127,155
Depreciation and amortization expenses	8,069	10,185	27,432	30,784
Other expenses	41,736	51,095	145,506	161,767
Finance costs	-	432	266	762
Total Expenses	**258,836**	**428,711**	**931,009**	**1,281,653**

17. Obligation commitments

As at March 31, 2009 and June 30, 2008, the company had letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1 Million.

18. Approval of interim financial statements

These interim financial statements have been approved by the company's director on May 7, 2009.

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ASIA FIBER PUBLIC COMPANY LIMITED